                                August 3, 2000
     Internet                                                       Direct Dial
alanknoll@orrick.com                                                212-506-5077


Dominic Minore
United States Securities and
Exchange Commission
Division of Corporation Finance
Mail Stop 3-10
450 Fifth Street, N.W.
Washington, DC 20549

          Re:  Household Credit Account Master Note Trust I
               Registration Number 333-38036, 333-38036-01 and 333-38036-02
               ------------------------------------------------------------

Dear Mr. Minore:

          We are serving as counsel to Household Receivables Funding, LLC ("HRFLLC"), Household Receivables Funding, Inc. III ("HRFI III") and Household Credit Card Master Note Trust I (the "Trust") with respect to the filing of the above-referenced Registration Statement on Form S-3. The original filing occurred on May 30, 2000 (Accession Number: 0000950131-00-003655), and we are filing Amendment No. 1 today.

          For various internal corporate reasons unrelated to the filing, HRFLLC, HRFI III and the Trust have determined that the sole co-registrants to the above-referenced registration statement should be HRFI III and the Trust.

          Therefore, by this letter, which we submit as an RW submission type, we hereby request that:

                 --  Household Receivables Funding, LLC (CIK
                     Number 0001115507) be removed as a co-
                     registrant to the Form S-3 filed on May 30, 2000 (Accession Number: 0000950131-00-
                     003655) and that the registration statement file number 333-38036-02 be withdrawn.


          Thank you for your assistance with this matter.
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Mr. Dominic Minore
August 3, 2000
Page Two


          Please call me at 212-506-5077 if you require any further information or have any questions with respect to this matter.

                                    Sincerely,


                                    /s/ Alan M. Knoll
                                    --------------------
                                    Alan M. Knoll



cc:  Christine Bianchine - SEC Division of Corporation Finance
     Herb Scholl - SEC Filer Support, EDGAR
     Joan S. Vander Linde - Household Finance Corporation